UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
Commission File Number 0-99
PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)
MEXICAN PETROLEUM

(Translation of registrant’s name into English)
United Mexican States

(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
Yes ☐     No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ☐     No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

RECENT DEVELOPMENTS
     The following discussion of PEMEX’s recent results should be read in conjunction with the Annual Report on Form 20-F of PEMEX for the fiscal year ended December 31, 2008 (the “Form 20-F”), in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F. In this report, “PEMEX” refers to Petróleos Mexicanos, Pemex-Exploración y Producción (“Pemex-Exploration and Production”), Pemex-Refinación (“Pemex-Refining”), Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”) and Pemex-Petroquímica (“Pemex-Petrochemicals”), which we refer to collectively as the “subsidiary entities”, and the subsidiary companies listed in note 2 to the 2008 consolidated financial statements included in the Form 20-F (the “subsidiary companies”).
Exchange Rates
     On August 7, 2009, the noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York was Ps. 12.9305 = U.S. $1.00.
Capitalization of PEMEX
     The following table sets forth the capitalization of PEMEX at June 30, 2009, as calculated in accordance with Mexican FRS.

	At June 30, 2009(1)(2)
	(millions of pesos or
	U.S. dollars)
Long-term external debt	Ps.	421,961	U.S.	$32,034
Long-term domestic debt		94,641		7,185

Total long-term debt(3)		516,602		39,219

Certificates of Contribution “A”(4)		96,958		7,361
Mexican Government increase in equity of subsidiary entities		179,880		13,656
Capital stock		4,124		313
Legal reserve		966		73
Donation surplus		930		71
Other comprehensive income		9,319		707
Accumulated losses from prior years		(261,840)		(19,878)
Net (loss) for the period		(25,840)		(1,962)

Total equity		4,497		341

Total capitalization	Ps.	521,099	U.S.	$39,560

Note:	Numbers may not total due to rounding.

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.1722 = U.S. $1.00 at June 30, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since June 30, 2009, except for PEMEX’s undertaking of new financings disclosed under “Liquidity and Capital Resources—Financing Activities” in this report.

(3)	Total long-term debt does not include short-term indebtedness of Ps. 101,919 million (U.S.$7,737 million) at June 30, 2009.

(4)	Equity instruments held by the Mexican Government.
Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects
Results of Operations of PEMEX, its Subsidiary Entities and Subsidiary Companies—First Six Months of 2009 Compared to First Six Months of 2008
     The unaudited condensed consolidated interim financial information set forth below was prepared in accordance with Mexican FRS and was not reconciled to U.S. GAAP. The interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4— Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F.

	Six months ended June 30,
	2008(1)		2009(1)(2)
	(millions of pesos or U.S. dollars)
Net sales
Domestic	Ps.	341,626	Ps.	273,144	U.S. $	20,736
Export		350,871		210,021		15,944
Services Income		2,327		2,746		208

Total		694,824		485,911		36,888

Costs of sales		(278,606)		(227,035)		(17,236)

General expenses		(54,262)		(44,700)		(3,394)

Other revenues (expenses),(3) net		94,073		12,515		950
Comprehensive financing result(4)		(7,380)		(10,081)		(765)
Profit sharing in non-consolidated subsidiaries and affiliates		4,627		(553)		(42)

Income before taxes and duties		453,276		216,057		16,402

Taxes and duties		(433,328)		(241,897)		(18,364)

Net income (loss) for the period	Ps.	19,948	Ps.	(25,840)	U.S. $	(1,962)

Note:	Numbers may not total due to rounding.

(1)	Unaudited.

(2)	Translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.1722 = U.S. $1.00 at June 30, 2009 for purposes of convenience only. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(3)	Includes the credit attributable to the negative rate of IEPS tax in 2008 and 2009, when the IEPS tax rate was negative.

(4)	Includes exchange rate gains in the amount of Ps. 12,078 million in the first six months of 2008 and exchange rate gains in the amount of Ps. 13,817 million in the first six months of 2009.
Source: PEMEX’s unaudited condensed consolidated interim financial statements.
     Sales
     Total sales decreased by 30.1%, to Ps. 485.9 billion, in the first six months of 2009 from Ps. 694.8 billion in the first six months of 2008. The decrease in total sales resulted primarily from the decrease in prices for crude oil exports and a reduction in the volume of crude oil exports.
     Domestic Sales
     Domestic sales decreased by 20.1% in the first six months of 2009, from Ps. 341.6 billion in the first six months of 2008 to Ps. 273.1 billion in the first six months of 2009, primarily due to a 47.2% decrease in natural gas sales, a 12.9% decrease in sales of petroleum products and a 38.8% decrease in sales of petrochemical products. Sales of natural gas decreased by 47.2% in the first six months of 2009, from Ps. 58.0 billion in the first six months of 2008 to Ps. 30.6 billion in the first six months of 2009, due to a 4.9% decrease in the volume of sales, from 3,200 million cubic feet per day in the first six months of 2008 to 3,044 million cubic feet per day in the first six months of 2009, and a 65.7% decrease in the average price, from U.S. $10.5 per million British thermal units to U.S. $3.6 per million British thermal units. Domestic sales of petroleum products decreased by 12.9% in the first six months of 2009, from Ps. 266.6 billion in the first six months of 2008 to Ps. 232.1 billion in the first six months of 2009, primarily due to lower prices of gasoline and lower volumes of jet fuel, LPG and diesel sales. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 38.8%, from Ps. 17.0 billion in the first six months of 2008 to Ps. 10.4 billion in the first six months of 2009, due to lower prices and a 9.6% decrease in the volume of petrochemical product sales.
     Export Sales
     Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) decreased by 40.2%, from Ps. 350.9 billion in the first six months of 2008 to Ps. 210.0 billion in the first six months of 2009. Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Trading, Ltd. and their affiliates (which we refer to as the “PMI Group”), export sales by the subsidiary entities to the PMI Group and third parties decreased by 41.6%, from Ps. 296.8 billion in the first six months of 2008 to Ps. 173.2 billion in the first six months of 2009. In dollar terms, excluding the trading activities of the PMI Group, total export sales decreased by 55.0%, from U.S. $28.0 billion in the first six months of 2008 to U.S. $12.6 billion in the first six months of 2009.
     Crude oil and condensate export sales accounted for 84.2% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2009, as compared to 88.3% in the first six months of 2008. Crude oil and condensate export sales decreased in peso terms by 44.3%, from Ps. 262.1 billion in the first six months of 2008 to Ps. 145.9 billion in the first six months of 2009, primarily due to a 49.4% decrease in the weighted average price of crude oil exports (from U.S. $93.36 per barrel in the first six months of 2008 to U.S. $47.27 per barrel in the first six months of 2009) and a 14.9% decrease in the volume of crude oil exports, from 1,453 thousand barrels per day in the first six months of 2008 to 1,237 thousand barrels per day in the first six months of 2009, primarily due to a decline of production in the Cantarell field.
     Export sales of petroleum products represented 14.9% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2009, as compared to 10.7% in the first six months of 2008. Export sales of petroleum products decreased by 18.8%, from Ps. 31.9 billion in the first six months of 2008 to Ps. 25.9 billion in the first six months of 2009, primarily due to a decrease in prices, which was partially offset by a 45.6% increase in the volume of petroleum product exports, from 171 thousand barrels per day in the first six months of 2008 to 249 thousand barrels per day in the first six months of 2009.
     Export sales of natural gas represented 0.5% of total export sales (excluding the trading activities of the PMI Group) in the first six months of 2009, as compared to 0.3% in the first six months of 2008. Export sales of natural gas decreased by 11.1%, from Ps. 0.9 billion in the first six months of 2008 to Ps. 0.8 billion in the first six months of 2009, due to a decrease in dry gas production and a decrease in the demand of the Mexican industrial sector for natural gas.
     Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in the first six months of 2008 and 2009 (0.6% and 0.3%, respectively). Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 68.4%, from Ps. 1.9 billion in the first six months of 2008 to Ps. 0.6 billion in the first six months of 2009, primarily as a result of a 35.5% reduction in the volume of petrochemical product exports, from 389 thousand tons in the first quarter of 2008 to 251 thousand tons in the first six months of 2009.
     Services Income
     Services income increased by 17.4% in the first six months of 2009, from Ps. 2.3 billion in the first six months of 2008 to Ps. 2.7 billion in the first six months of 2009, mainly as a result of higher fees charged for freight services by Pemex-Refining to third parties.

     Costs of Sales
     Costs of sales decreased by 18.5%, from Ps. 278.6 billion in the first six months of 2008 to Ps. 227.0 billion in the first six months of 2009. This decrease was primarily due to a Ps. 66.4 billion decrease in product purchases and a Ps. 14.1 billion decrease in the net periodic cost of employee benefits due to the initial recognition of the effect of Mexican FRS D-3 “Employee Benefits” during 2008, which were partially offset by a Ps. 6.1 billion increase in maintenance expenses and a Ps. 7.1 billion increase in the valuation of inventories, which was due to the decline in crude oil prices, a Ps. 2.4 billion increase in depreciation and amortization and a Ps. 3.5 billion increase in exploration expenses and unsuccessful wells.
     General Expenses
     General expenses decreased by 17.7%, from Ps. 54.3 billion in the first six months of 2008 to Ps. 44.7 billion in the first six months of 2009. This decrease was primarily due to a Ps. 12.6 billion decrease in the net periodic cost of employee benefits resulting from the initial recognition of the effect of Mexican FRS D-3 “Employee Benefits”.
     Other Revenues (Expenses), net
     Other revenues, net, decreased by Ps. 81.6 billion (86.7%), from net revenues of Ps. 94.1 billion in the first six months of 2008 to net revenues of Ps. 12.5 billion in the first six months of 2009, primarily due to a decrease in the amount of the credit attributable to the negative rate of the IEPS tax amounting to approximately Ps. 90.6 billion.
     Comprehensive Financing Result
     Under Mexican FRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense, and foreign exchange gain or loss. A substantial portion of PEMEX’s indebtedness (79.8% as of June 30, 2009) is denominated in U.S. dollars, so a depreciation of the peso against the U.S. dollar results in foreign exchange loss and higher peso-denominated interest expense.
     Our expenses associated with comprehensive financing result increased from Ps. 7.4 billion in the first six months of 2008 to Ps. 10.1 billion in the first six months of 2009, primarily as a result of the following:
•	PEMEX had a higher net liability position in foreign currency as of June 30, 2009, which in conjunction with an appreciation of the Mexican peso against the U.S. dollar in the first six months of 2009 and 2008 resulted in a Ps. 1.7 billion increase in our net foreign exchange gain, from a net gain of Ps. 12.1 billion in the first six months of 2008 to a net gain of Ps. 13.8 billion in the first six months of 2009.

•	Net interest expense (including the expense associated with financial products) increased by Ps. 4.4 billion in the first six months of 2009, as compared to the first six months of 2008, due to an increase in the financial instruments interest cost and in the net interest paid.
     Taxes and Duties
     Hydrocarbon extraction duties and other duties and taxes decreased by 44.2%, from Ps. 433.3 billion in the first six months of 2008 to Ps. 241.9 billion in the first six months of 2009, largely due to a decrease in the price of crude oil. Taxes and duties represented 49.8% of total sales in the first six months of 2009, as compared to 62.4% in the first six months of 2008, because PEMEX’s effective rate of taxes and duties falls as oil prices decrease.

     Net Loss/Income
     In the first six months of 2009, PEMEX reported a net loss of Ps. 25.8 billion on Ps. 485.9 billion in total revenues, as compared to net income of Ps. 19.9 billion on Ps. 694.8 billion in total revenues in the first six months of 2008. The reversal from net income to a net loss was primarily a result of lower hydrocarbon prices.
Liquidity and Capital Resources
     Financing Activities
     2009 Financing Activities. During the period from June 1 to July 31, 2009, Petróleos Mexicanos obtained U.S. $358.4 million in nominal terms in loans made or guaranteed by export credit agencies for use in financing PEMEX projects. In addition, PEMEX participated in the following activities:
•	On June 2, 2009 Petróleos Mexicanos issued £350,000,000 of 8.25% Notes due 2022; the notes were issued under Petróleos Mexicanos’ Medium-Term Note Program, Series C.

•	On June 18, 2009 Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for a total of Ps. 6,750,000,000 at a floating rate; the loan matures in June 2011.

•	On June 26 2009, Petróleos Mexicanos borrowed U.S. $6,000,000 under the syndicated revolving credit facility established on October 25, 2007.
     For a description of PEMEX’s commitments for capital expenditures and sources of funding, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F.
     Funds from Operating, Financing and Investing Activities
     PEMEX’s net cash flow used for operating activities was Ps. 81.2 billion, primarily due to taxes and duties paid during the first six months of 2009 corresponding to 2008 financial results. The net cash flow used for investing activities was Ps. 93.7 billion, primarily due to increases in fixed assets.
     At June 30, 2009, PEMEX’s cash and cash equivalents totaled Ps. 157.4 billion, as compared to Ps. 114.2 billion at June 30, 2008. Based on past experience, PEMEX expects to generate sufficient working capital through:
•	cash flow generated from operations;

•	the issuance of certificados bursátiles (peso-denominated publicly-traded notes) in the domestic market;

•	the issuance of other debt securities in the international capital markets;

•	the renewal of existing and the entering into of new lines of credit from international and local commercial banks; and

•	other additional financing activities.

     Indebtedness
     As of June 30, 2009, PEMEX’s total indebtedness was U.S. $47.0 billion, U.S. $39.2 billion of which was long-term debt and U.S. $7.7 billion of which was short-term debt. Approximately 49.4% of PEMEX’s total indebtedness as of June 30, 2009 accrues interest at variable rates.
Business Overview
     Production
     Set forth below is selected summary operating data relating to PEMEX.

	Six months ended
	June 30,
	2008		2009

Operating Highlights
Production
Crude oil (tbpd)		2,843		2,628
Natural gas (mmcfpd)		6,723		7,023
Petroleum products (tbpd)		1,522		1,520
Petrochemicals(1) (mt)		6,130		6,037

Average crude oil exports (tbpd)
Olmeca		128		105
Isthmus		22		11
Maya(2)		1,304		1,121

Total		1,454		1,237

Value of crude oil exports (value in millions of U.S. dollars)	U.S.$	24,833	U.S. $	10,632

Average PEMEX crude oil export prices per barrel(3)
Olmeca	U.S. $	93.59	U.S. $	54.31
Isthmus		106.45		57.22
Maya		92.33		46.75
Weighted average price(4)		94.02		47.49

Monthly average West Texas Intermediate crude oil average price per barrel(5)	U.S. $	97.86	U.S. $	51.59

Notes:	Numbers may not total due to rounding.

tbpd = thousands of barrels per day; mmcfpd = millions of cubic feet per day; mtpy = thousands of tons per year

(1)	Excludes ethane and butane gases.

(2)	Subject to adjustment to reflect the percentage of water in each shipment.

(3)	Average price during period indicated based on billed amounts.

(4)	On August 11, 2009, the weighted average price of PEMEX’s crude oil export mix was U.S. $65.98 per barrel.

(5)	On August 11, 2009, the West Texas Intermediate crude oil spot price was U.S. $69.47 per barrel.

Sources:	Petróleos Mexicanos.
     Crude oil production decreased by 7.6% in the first six months of 2009, from 2,843 thousand barrels per day in the first six months of 2008 to 2,628 thousand barrels per day in the first six months of 2009 primarily due to lower production from the Cantarell field, which was partially offset by increased production from the Ku-Maloob-Zaap field.

     Natural gas production increased by 4.5% in the first six months of 2009, from 6,723 million cubic feet per day in the first six months of 2008 to 7,023 million cubic feet per day in the first six months of 2009. The increase in natural gas production was a result of increased gas extraction from wells near the transition zone at the Cantarell project and greater volumes from the Ku-Maloob-Zaap, Delta del Grijalva, Crudo Ligero Marino and Ixtal-Manik projects.
     Petroleum products production decreased by 0.1% in the first six months of 2009, from 1,522 thousand barrels per day in the first six months of 2008 to 1,520 thousand barrels per day in the first six months of 2009. This decrease was primarily due to a decrease in the processing of crude oil as a result of scheduled maintenance activity affecting plants producing diesel.
     Petrochemical production decreased by 1.5% in the first six months of 2009, from 6,130 thousand tons in the first six months of 2008 to 6,037 thousand tons in the first six months of 2009. This decrease was primarily a result of lower volumes of ammonia, methanol and ethane derivatives (particularly ethylene oxide and vinyl chloride) due to scheduled maintenance activity, which was partially offset by greater production of propylene and toluene.
New Refinery
     On August 13, 2009, Petróleos Mexicanos announced that the new refinery it intends to build will be located in Tula in the State of Hildalgo since Pemex-Refining has been granted all the applicable requirements to ensure the property on which the refinery will be developed.
Legal Proceedings
     In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Certain of these contingent liabilities are described below.
     As of June 30, 2009, PEMEX was involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. See “Item 8—Financial Information—Legal Proceedings” in the Form 20-F. The amount claimed in connection with these lawsuits as of June 30, 2009, totaled approximately Ps. 48.7 billion. As of June 30, 2009, PEMEX had accrued a reserve of Ps. 12.0 billion for these contingent liabilities.
     In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. commenced an arbitration proceeding against Gas Natural México, S.A. de C.V. and Pemex-Gas and Basic Petrochemicals, seeking, among other things, compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. In June 2009, the ICA ordered that the parties report on the results of their negotiations to resolve the claim no later than August 21, 2009.
     On December 15, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. filed an additional claim before the Fifth Civil District Court in the Federal District (No. 271/2005-I), asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign a cargo to each of them pursuant to the above-mentioned transportation agreement. A final judgment against Pemex-Refining was issued on April 29, 2008. On May 20, 2008, Pemex-Refining filed an appeal which was accepted before the Primer Tribunal Unitario en Materias Civil y Administrativa (First Unitary Civil and Administrative Court) in the Federal District (No. 425/2008). The plaintiff filed a motion to void the appeal, arguing that the appeal was not properly executed. On September 10, 2008, Pemex-Refining filed an amparo, which was granted in its favor, stating that the First Unitary Civil and Administrative Court did not have jurisdiction to resolve this motion. The plaintiff then filed a motion against the admission of Pemex-Refining’s appeal, but that motion was denied on May 21, 2009. On June 18, 2009 the amparo granted in favor of Pemex-Refining was confirmed. As of the date of this report, a final resolution is still pending.
     On August 16, 2006, two amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District alleging that Pemex-Exploration and Production had violated their constitutional rights through the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826), and seeking a modification of the Regulatory Law. The purpose of this contract is to explore non-associated gas in the same fields where the plaintiffs have their mining concessions. The plaintiffs argue they have a right to exploit gas found in the fields located in the area of their mining concessions. An expert’s opinion on geology to be filed by Pemex-Exploration and Production is still pending as is a constitutional hearing which is scheduled for August 18, 2009.
     In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (Impulsora) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (Mexicana de Lubricantes), which manufactures, bottles and distributes PEMEX’s automotive and industrial lubricants and greases. Pemex-Refining has a 49% participation in this venture, which has contributed to PEMEX’s increased participation in the lubricants market both in Mexico and abroad. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:
•	On March 28, 2008, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the subsidiary entities. Mexicana de Lubricantes filed a motion alleging that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. On July 4, 2008, a resolution was issued stating that the power-of-attorney filed by Pemex-Refining contained some irregularities. In July 2008, Pemex-Refining filed an appeal of this resolution (No. 504/2008) before the First Unitary Civil and Administrative Court. On November 24, 2008, a resolution affirming the judgment was issued. Pemex-Refining filed an amparo (No. 130/2008) before the Tercer Tribunal Unitario en Materia Civil (Third Unitary Civil Court), which was granted on December 24, 2008. An additional amparo was filed by Pemex-Refining before the Third Unitary Civil Court (No. 133/2008) against the resolution, and this was granted on June 6, 2009. Mexicana de Lubricantes filed a revised motion against the granting of the amparo before the Noveno Tribunal Colegiado en Materia Civil del Primer Circuito (Ninth Joint Civil Court of the First Circuit) which confirmed such amparo. The plaintiff filed its accounting estimates and the First Unitary Court rejected certain evidence filed by Pemex-Refining. The trial is in the evidentiary stages and a final resolution is still pending.

UNITED MEXICAN STATES
     The information in this section with regard to Mexico has been included due to Petróleos Mexicanos’ and the subsidiary entities’ relationship with the Mexican Government and has been reviewed by the Ministry of Finance and Public Credit.
The Economy
     Prices and Wages
     Inflation (as measured by the change in the national consumer price index, or NCPI) for the seven months ended July 31, 2009 was 1.6%, 1.1 percentage points lower than during the same period of 2008.
     Interest Rates
     During the first seven months of 2009, interest rates on 28-day Cetes (Treasury bills) averaged 6.1% and interest rates on 91-day Cetes averaged 6.2%, as compared to average rates on 28-day Cetes of 7.5% and on 91-day Cetes of 7.7% during the same period of 2008. On August 13, 2009, the 28-day Cetes rate was 4.5% and the 91-day Cetes rate was 4.6%.
Financial System
     2009 Monetary Program
     At June 30, 2009, the M1 money supply was 6.6% greater in real terms than the level at June 30, 2008. Bills and coins held by the public increased by 10.1% in real terms during the first six months of 2009 as compared to the same period of 2008, while the aggregate amount of checking account deposits denominated in pesos at June 30, 2009 was 0.3% greater in real terms than at June 30, 2008.
     At June 30, 2009, financial savings were 7.5% greater in real terms than financial savings at June 30, 2008. Savings generated by Mexican residents were 8.6% greater in real terms and savings generated by non-residents were 8.2% lower in real terms than their respective levels at June 30, 2008.
     At August 6, 2009, the monetary base totaled Ps. 535.0 billion, a 7.4% nominal decrease from the level of Ps. 577.5 billion at December 31, 2008. Banco de México estimates that the monetary base will total approximately Ps. 637.6 billion at December 31, 2009.
     Banking Supervision and Support
     At March 31, 2009, the total amount of past-due loans of commercial banks (excluding banks under Mexican Government intervention and those in special situations) was Ps. 76,004 million, as compared to Ps. 71,680 million at December 31, 2008. At March 31, 2009, the total loan portfolio of the banking system was 1.4% less in real terms than the total loan portfolio at December 31, 2008. The past-due loan ratio of commercial banks was 4.0% at March 31, 2009, as compared to 3.7% at December 31, 2008. The amount of loan loss reserves created by commercial banks (excluding banks under Mexican Government intervention and those in special situations) totaled Ps. 116,502 million at March 31, 2009, as compared to Ps. 111,529 million at December 31, 2008. At this level, commercial banks had reserves covering 153.3% of their past-due loans at March 31, 2009, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

     The Securities Market
     At August 11, 2009, the Stock Market Index stood at 27,801 points, representing a 24.2% nominal increase from the level at December 31, 2008.
External Sector of the Economy
     Foreign Trade
     During the first six months of 2009, according to preliminary figures, Mexico registered a trade deficit of U.S. $1.2 billion, as compared to a deficit of U.S. $2.5 billion for the same period of 2008. Merchandise exports decreased by 30.2% during the first six months of 2009, to U.S. $104.3 billion, as compared to U.S. $149.5 billion for the same period of 2008. During the first six months of 2009, petroleum exports decreased by 55.6%, while non-petroleum exports decreased by 24.3%, each as compared to the same period of 2008.
     During the first six months of 2009, according to preliminary figures, total imports decreased by 30.6%, to U.S. $105.5 billion, as compared to U.S. $152.0 billion for the same period of 2008. During the first six months of 2009, imports of intermediate goods decreased by 30.4%, imports of capital goods decreased by 21.3% and imports of consumer goods decreased by 38.8%, each as compared to the first five months of 2008.
     Balance of International Payments
     At July 31, 2009, Mexico’s international reserves totaled U.S. $73.3 billion, a decrease of U.S. $12.2 billion from the level at December 31, 2008. The net international assets of Banco de México totaled U.S. $82.2 billion at July 31, 2009, a decrease of U.S. $13.0 billion from the level at December 31, 2008.
     Banco de México announced on October 8, 2008 that, going forward, it would conduct an auction of U.S. $400 million on any day in which the depreciation of the peso exceeded 2%, as compared to the previous day’s exchange rate. On March 5, 2009, Banco de México announced that these auctions would be reduced to U.S. $300 million each day and that, beginning on March 9, 2009, it would auction U.S. $100 million each day through additional auctions to be held daily, whether or not there was a depreciation of the peso. On May 29, 2009, Banco de México announced that the depreciation-contingent auctions would be reduced to U.S. $250 million each day and that, beginning on June 9, 2009, the auctions held daily would be reduced to U.S. $50 million. This intervention policy will remain in effect until September 8, 2009. From October 9, 2008 through July 16, 2009, Mexico sold an aggregate of U.S. $14.9 billion through these regular auctions.
     In addition, from October 8, 2008 through July 16, 2009, Banco de México has conducted the following special auctions of dollars for an aggregate of U.S. $11 billion: (i) on October 8 and 9, 2008 one special auction of U.S. $2.5 billion, (ii) on October 10, 2008, two special auctions, each for an amount of U.S. $3.0 billion, (iii) on October 16, 2008, one special auction of U.S. $1.5 billion and (iv) on October 23, 2008, one special auction of U.S. $1.0 billion.

     On February 4, 5 and 6, 2009, Banco de México, in response to abnormal exchange rate volatility and a scarcity of liquidity in the foreign exchange market, carried out extraordinary sales of dollars to Mexican banks for an aggregate amount of U.S. $1.1 billion, in order to supplement the liquidity in the market. Banco de México carried out additional extraordinary sales of dollars on February 20, 23 and 27, 2009 for an aggregate amount of U.S. $0.8 billion.
Public Finance
     Revenues and Expenditures
     According to preliminary figures, during the first six months of 2009, public sector budgetary revenues decreased by 7.8% in real terms as compared to the same period of 2008, without taking into account the expected revenues from the Mexican Government’s oil price hedges. Oil revenues decreased by 22.2% in real terms and non-oil tax revenues decreased by 13.6% in real terms. PEMEX’s non-tax revenues as a percentage of total public sector budgetary revenues increased from approximately 5.9% in the first six months of 2008 to approximately 13.8% in the same period of 2009.
     According to preliminary figures, during the first six months of 2009, public sector budgetary expenditures increased by 5.7% in real terms as compared to public sector budgetary expenditures during the same period of 2008. Excluding physical investment by PEMEX, public sector budgetary expenditures increased by just 0.1% as compared to the first six months of 2008. In the first six months of 2009, public sector financing costs increased by 17% in real terms as compared with the same period of 2008.
      2009 Budget
     According to preliminary figures, during the first six months of 2009, the public sector overall balance registered a deficit of Ps. 94.6 billion, as compared to the Ps. 85.4 billion surplus registered for the same period of 2008. Excluding physical investment by PEMEX and including the expected revenues for the January-June period from the Mexican Government’s oil price hedges, which will be payable in November 2009, the public sector balance registered a surplus of Ps. 69.3 billion, 41.4% less in real terms than the Ps. 111.6 billion surplus registered for the same period of 2008. The primary balance registered a surplus of Ps. 43.4 billion for the first six months of 2009, as compared with the Ps. 201.6 billion surplus registered for the same period of 2008. Excluding physical investment by PEMEX and including the expected revenues for the January-May period from the Mexican Government’s oil price hedges, the primary balance registered a surplus of Ps. 207.3 billion for the first six months of 2009, as compared to a surplus of Ps. 227.7 billion for the same period of 2008.
     On May 28, 2009, the Federal Government announced a reduction of operative and administrative expenditures amounting to Ps. 35 billion in order to fill in the gap in public finances, which was caused by the slowdown in global economic growth and decline in the prices of oil and other hydrocarbons, which has led to a decrease in the Mexican Government’s oil and non-oil revenues. In addition, on July 23, 2009, the Mexican Government announced a reduction of programmable expenditures, amounting to Ps. 50 billion.
Public Debt
     Internal Public Debt
     Internal debt of the Mexican Government is presented herein on a “net” basis, and includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at December 31, 2008, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). See footnote 1 to the table “Internal Debt of the Mexican Government” below. Internal debt does not include the debt of the

Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.
     For purposes of this “Public Debt” section, public sector debt consists of the long-term indebtedness incurred directly by the Mexican Government, the long-term indebtedness incurred by budget-controlled agencies, the long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term debt of the public sector. It does not include private sector debt guaranteed by the Mexican Government, unless and until the Mexican Government is called upon to make payment under its guaranty. Also for purposes of this “Public Debt” section, long-term debt is defined as all debt with maturities of one year or more from the date of issue, while short-term debt is defined as all debt with maturities of less than one year from the date of issue.
     According to preliminary figures, at June 30, 2009, the net internal debt of the Mexican Government totaled Ps. 2,469.4 billion, as compared to Ps. 2,332.7 billion outstanding at December 31, 2008. At June 30, 2009, according to preliminary figures, the gross internal debt of the Mexican Government totaled Ps. 2,621.5 billion, as compared to Ps. 2,401.3 billion at December 31, 2008. At June 30, 2009, the gross internal debt including PIDIREGAS recognition of the public sector totaled Ps. 2,852.9 billion, as compared to Ps. 2,498.7 billion outstanding at December 31, 2008. The Mexican Government’s financing costs on internal debt totaled Ps. 60.1 billion for the first six months of 2009, a 26.1% increase in nominal terms as compared to the same period of 2008.
     External Public Debt
     The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. It does not include private sector debt guaranteed by the Mexican Government, unless and until the Mexican Government is called upon to make payment under its guaranty.
     According to preliminary figures, outstanding public sector gross external debt increased by approximately U.S. $29.1 billion during the first six months of 2009, from U.S. $56.9 billion at December 31, 2008, to U.S. $86.1 billion at June 30, 2009, due mainly to the recognition as public sector debt of certain PIDIREGAS obligations, which were previously treated as off-balance sheet liabilities. Of this amount, U.S. $84.9 billion represented long-term debt and U.S. $1.2 billion represented short-term debt.
     According to preliminary figures, at June 30, 2009, commercial banks held approximately 23.2% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held approximately 15.3%, bondholders held approximately 60.5% and other creditors held the remaining 1.1%.
     According to preliminary figures, total public debt (gross external debt plus net internal debt) at June 30, 2009 represented approximately 31.4% of nominal GDP, 6.3 percentage points higher than at December 31, 2008.

     Rating Agency Considerations
     On November 9, 2008, Fitch revised Mexico’s rating outlook to negative from stable but confirmed its BBB+ rating. On May 11, 2009, Standard & Poor’s revised Mexico’s rating outlook to negative from stable but confirmed its sovereign ratings of BBB+/A-2 for foreign currency debt and A+/A-1 for local currency debt. On August 5, 2009 Moody’s affirmed its rating of Mexico’s foreign currency debt at Baa1, with a stable outlook.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Arturo Delpech del Angel
Arturo Delpech del Angel
Associate Managing Director of Finance

Date: August 13, 2009
FORWARD-LOOKING STATEMENTS
     This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.